EXHIBIT 99.1

New Member of Hydro's Corporate Management Board

OSLO, Norway, March 29, 2007 (PRIME NEWSWIRE) -- Odd Ivar Biller, general counsel of Norsk Hydro ASA, has been appointed executive vice president in charge of legal affairs and will join the company's corporate management board as of April 1.

Biller (57) has worked in Hydro since 1980, the past 15 years as legal director and eight years as head of legal functions in Hydro's oil and gas division. He was earlier director general at the Norwegian Finance Ministry's tax law department.

In addition to legal affairs, Biller will have the responsibility for Hydro's Corporate Social Responsibility department.

The Corporate Management Board of "new" Hydro, following the planned merger of oil and gas activities with Statoil, will comprise:

 * Eivind Reiten, President and Chief Executive Officer
 * Svein Richard Brandtzaeg, Aluminium Products
 * Torstein Dale Sjoetveit, Aluminium Metal
 * Joergen C. Arentz Rostrup, Power
 * Tom Roetjer, Projects
 * Cecilie Ditlev-Simonsen, Communication
 * John Ove Ottestad, Finance

A new executive vice president responsible for human resources and organizational development will be appointed shortly.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk Factors" on page 134 of Hydro's Annual Report 2006 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Norsk Hydro ASA
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          Inger Sethov
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            Inger.Sethov@hydro.com
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          Stefan Solberg
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            Stefan.Solberg@hydro.com
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          Norway